UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 18, 2024

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

As previously disclosed, on August 12, 2024, Phoenix Capital Group Holdings, LLC (the “Company”) entered into that certain Amended and Restated Senior Secured Credit Agreement with Phoenix Operating LLC, as borrower (“Phoenix Operating”), each of the lenders from time to time party thereto, and Fortress Credit Corp. (“Fortress”), as administrative agent for the lenders (as amended or supplemented from time to time, the “Credit Agreement”). Terms used herein but not defined herein shall have the meaning given to such terms in the Credit Agreement.

On December 18, 2024 (the “Closing Date”), the Company, Phoenix Operating, the Guarantors and Specified Additional Guarantors party thereto, the Lenders party thereto and Fortress entered into that certain Limited Waiver and Amendment No. 3 to Amended and Restated Senior Secured Credit Agreement (“Amendment No. 3”). Amendment No. 3, among other things, (i) established a new tranche of term loans (the “Tranche C Loan”) in an aggregate principal amount of $115.0 million that was borrowed in full on the Closing Date, (ii) extended the Maturity Date under the Credit Agreement from August 12, 2027 to December 18, 2027 and (iii) revised the required repayment schedule, whereby the outstanding principal amount of all of the Loans under the Credit Agreement is required to be repaid as follows: (1) on December 31, 2026, $125.0 million of the outstanding principal amount of the Loans less the aggregate amount of all voluntary prepayments and mandatory prepayments made as of December 31, 2026; and (2) the remaining aggregate outstanding principal amount on December 18, 2027.

The Tranche C Loan (i) was subject to original issue discount of 3.00% on the Closing Date and (ii) bears interest at a rate per annum equal to Term SOFR plus 0.10% plus 7.00%.

Additionally, Amendment No. 3 amended certain financial covenants under the Credit Agreement, including the Total Secured Leverage Ratio and the Current Ratio. As of the Closing Date, the Credit Agreement requires the Company to maintain (a) a maximum total secured leverage ratio (i) as of the last day of any fiscal quarter ending on or before December 31, 2025 of less than or equal to 2.00 to 1.00 (commencing with the fiscal quarter ending December 31, 2024) and (ii) as of the last day of any fiscal quarter ending on or after March 31, 2026 of less than or equal to 1.50 to 1.00, (b) a minimum current ratio as of the last day of each calendar month of (i) 0.90 to 1.00 from September 30, 2024 through October 31, 2024, (ii) 0.80 to 1.00 from November 30, 2024 through November 30, 2025, (iii) 0.90 to 1.00 from December 31, 2025 through December 31, 2026 and (iv) 1.00 to 1.00 for each calendar month ending thereafter and (c) a minimum asset coverage ratio as of the last day of any fiscal quarter of at least 2.00 to 1.00.

The Company and Phoenix Operating will use the proceeds of the Tranche C Loans to finance the development of their oil and gas properties in accordance with the approved plan of development as provided in the Credit Agreement.

The foregoing description of Amendment No. 3 is a summary and is qualified in its entirety by reference to Amendment No. 3, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC By: Phoenix Equity Holdings, LLC

By:	/s/ Curtis Allen
Name:	Curtis Allen
Title:	Chief Financial Officer

Date:	December 20, 2024

Exhibit Index Exhibit No.	Description

99.1	Limited Waiver and Amendment No. 3 to Amended and Restated Senior Secured Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating LLC, the Guarantors and Specified Additional Guarantors party thereto, Fortress Credit Corp. and the lenders party thereto, dated as of December 18, 2024.